EXHIBIT 99.1


Kronberg, Germany - (CZZ: FSE): As part of the preparation of the financial statements for the shortened business year ending September 30th Celanese AG is in the process of valuing its assets including the participations it holds. Among these is Celanese Americas Corporation (CAC), the holding company for its North American business operations. The auditing firm Ernst & Young is engaged to perform this valuation.


The valuation of CAC will reflect in particular the findings made in the course of the valuation of Celanese AG for purposes of the profit and loss transfer agreement with BCP Crystal Acquisition GmbH & Co. KG. The work on the valuation undertaken so far indicates that Celanese will be required to record a further non-cash impairment on the CAC value and that this impairment will be of a magnitude that, due to the effects of the impairment on the statutory German accounts of Celanese AG, will prevent Celanese AG from declaring a dividend to its shareholders for the short fiscal year 2004. The valuation is expected to be completed by the end of this month.